**NEUBERGER BERMAN BD LLC**

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER

**8-01068**

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
_____MM/DD/YY_____MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Neuberger Berman BD LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**1290 Avenue of the Americas**
_____(No. and Street)_____

| **New York** | **NY** | **10104** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Michael Chinni** | **212-476-5916** | **michael.chinni@nb.com** |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

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### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**KPMG LLP**
_____(Name – if individual, state last, first, and middle name)_____

| **345 Park Avenue** | **New York** | **NY** | **10154** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| **10/20/2003** | **185** |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, <u>Michael Chinni</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Neuberger Berman BD LLC</u>, as of <u>12/31</u>, 2<u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





ROBERT CIRAOLA
Notary Public, State of New York
Registration #01CI5086542
Qualified In Richmond County
Commission Expires Oct. 20, 20␣␣

Signature:
Michael Chinni
*Digitally signed by Michael Chinni*
*Date: 2024.02.25 23:43:47 -05'00'*

Title:
CFO - Financial and Operations Principal

_____
Notary Public

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

To the Member and Management
Neuberger Berman BD LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Neuberger Berman BD LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2009.

New York, New York
February 26, 2024

## NEUBERGER BERMAN BD LLC

Statement of Financial Condition

Year Ended December 31, 2023

(In thousands)

| | | |
|---|---|---:|
| **Assets** | | |
| Cash and cash equivalents | $ | 22,664 |
| Segregated cash | | 100 |
| Receivables: | | |
| Prepaid expenses and other assets | | 1,182 |
| Clearing broker-dealer | | 150 |
| Due from affiliates | | 154 |
| Other receivables | | 93 |
| Total assets | $ | 24,343 |
| | | |
| **Liabilities and member's capital** | | |
| **Liabilities** | | |
| Broker-dealers | $ | 7,122 |
| Due to affiliates | | 1,483 |
| Accounts payable and accrued expenses | | 766 |
| | | 9,371 |
| | | |
| Member's capital | | 14,972 |
| Total liabilities and member's capital | $ | 24,343 |

See accompanying notes to the Financial Statements.

**NEUBERGER BERMAN BD LLC**

Notes to Statement of Financial Condition

December 31, 2023

(Dollars in thousands, except where noted)

**(1)    Organization and Description of Business**

Neuberger Berman BD LLC, a Delaware limited liability company (NBBD or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). Neuberger Berman Investment Advisers LLC (NBIA) is the sole member of the Company.  NBBD is a registered broker-dealer with the Securities and Exchange Commission and a registered introducing broker with the National Futures Association.

NBBD is engaged principally in providing distribution services to registered mutual funds that are part of the Neuberger Berman mutual funds complex (Mutual Funds) and acts as broker to NBIA clients as a placement agent for the sale of third-party private funds. NBBD also introduces certain NBIA clients' securities transactions on a fully disclosed basis through National Financial Services LLC (NFS) for execution and settlement. NFS also serves as custodian for certain NBIA clients.

**(2)    Significant Accounting Policies**

**(a)    *Basis of Presentation***

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

**(b)    *Cash and Cash Equivalents***

Cash and cash equivalents consist of cash held at Citibank, N.A. and other liquid investments that are payable on demand. At December 31, 2023, the Company held money market mutual fund investments of $22.6 million and $0.1 million as cash with Citibank, N.A.

**(c)    *Segregated Cash***

At December 31, 2023, cash of $0.1 million was segregated in a special reserve bank account for the exclusive benefit of customers. Such amounts are not available for the creditors of the Company.

**(d)    *Investments***

Investments held by the Company are carried at market or fair value. Investments in money market funds are valued using the year end quoted net asset value per share.

### (e) Fair Value of Investments

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 are, among other things, money market funds and listed equities. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. Shares in privately held companies and certain loans and bonds are examples of investments that would be included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

### (f) Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at fair value.

Notes to Statement of Financial Condition

December 31, 2023

(Dollars in thousands, except where noted)

**(3)   Fair Value Measurements**

Financial assets and financial liabilities measured at fair value on a recurring basis using the fair value hierarchy levels at December 31, 2023 were as follows:

|  | December 31, 2023 | | | |
|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Financial Assets: | | | | |
| Cash equivalents | $ 22,600 | - | - | $ 22,600 |
|  | $ 22,600 | - | - | $ 22,600 |
| | | | | |
| Financial Liabilities: | | | | |
| Short position - Money Market | $ 50 | - | - | $ 50 |
|  | $ 50 | - | - | $ 50 |

The following is a description of the valuation methodologies used for the Company's investments measured at fair value on a recurring basis, as well as the general classification of those investments pursuant to the valuation hierarchy:

*Cash equivalents* – Cash equivalents consist of excess cash invested in various money market mutual funds that are valued based on published net asset values and are included in Level 1 of the valuation hierarchy.

*Short position – Money Market* – Short positions are generally valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy.

**(4)   Related Party Transactions**

There are no investments in sponsored strategies at December 31, 2023, and included on the Statement of Income is approximately $0.5 million of net gains from such investment activities.

NBBD has entered into an agreement where it sells certain distribution fees receivable to NBIA, without recourse to the Company. The distribution fees receivable are sold at carrying value and in 2023, NBBD sold $22.0 million of distribution fees receivable to NBIA. As of December 31, 2023, there was a balance of $0.1 million that was not sold due to timing of accruals, which is reflected on the Statement of Financial Condition under Due from affiliates.

At December 31, 2023, NBBD owed NB Group $1.5 million which is reflected on the Statement of Financial Condition under Due to affiliates.

(Dollars in thousands, except where noted)

## (5) Commitments and Contingencies

***Litigation and Contingencies***

Currently the Company is not involved in any judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. The Company will recognize liabilities for contingencies if there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liabilities can be estimated, the Company will accrue the amount it determines it will most likely incur. If the amount is not determinable, the Company will accrue the minimum of the range of probable loss.

## (6) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., the Company is subject to the Securities Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1. The Company is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's (CFTC) Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of; a) 2% of aggregate debit items arising from customer transactions; b) $45 thousand under CFTC Rule 1.17, or c) $250 thousand under SEC Rule 15c3-1. As of December 31, 2023, the Company had no aggregate debt items and therefore, the minimum net capital of $250 thousand is applicable. The Company has elected to compute its net capital under the alternative method permitted by the rule. As of December 31, 2023, the Company had net capital of approximately $13.2 million, which exceeded the minimum net capital requirement by approximately $12.9 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

## (7) Risks

*Credit risk*

The Company maintains its cash balances at one financial institution but does not consider itself at risk in this regard. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses on these balances.

*Regulatory risk*

As is typical of most U.S. Securities and Exchange Commission "SEC" registered broker-dealers, the Company receives both routine and non-routine regulatory inquiries relating to its business, and is involved in various claims and lawsuits from time to time. The SEC, FINRA, other Self Regulatory Organizations "SROs" and certain other regulatory bodies promulgate and enforce numerous rules and regulations that impact the Company's business. As a registered broker-dealer, the Company is subject, on an ongoing basis, to compliance examinations and inquiries by regulators.

**NEUBERGER BERMAN BD LLC**

Notes to Statement of Financial Condition

December 31, 2023

(Dollars in thousands, except where noted)

**(8)    Subsequent Events**

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through the date the statement of financial condition was available to be issued. All subsequent events requiring recognition have been incorporated into the statement of financial condition.